As filed with the Securities and Exchange Commission on April 30, 2004

Registration Statement No. 333-113609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

Form F-3/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Enterra Energy Trust

(as successor issuer to Enterra Energy Corp.)

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26th Floor, 500 - 4th Avenue S.W.

Calgary, Alberta, Canada T2P 2V6

(403) 263-0262

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, Fourth Floor

Los Angeles, California 90025

(310) 277-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard F. McHardy

McCarthy Tetrault LLP

Suite 3300, 421-7th Avenue SW
Calgary, Alberta
T2P 4K9

(403) 206-5521

    Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Per Share (2)	Price (2)	Fee

Trust Units, no par value	1,049,400	US$ 12.75	US$ 14,382,027	US$ 1,822.20

(1)	In accordance with Rule 416 under the Securities Act of 1933, the trust units offered hereby shall also be deemed to cover an indeterminate number of trust units as may from time to time become issuable by reason of unit splits, unit dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices reported for the registrant’s trust units by the Nasdaq National Market on April 29, 2004.

Up to 1,049,400 Trust Units

Enterra energy trust

     The selling unitholders listed on page 23 below may, from time to time, offer and sell up to 1,049,400 trust units under this prospectus. The trust units were acquired by certain selling unitholders from us in a private placement transaction in February 2004. Our registration of the trust units does not necessarily mean that the selling unitholders will sell all or any of the trust units covered by this prospectus. The selling unitholders will receive all of the proceeds from the sale of the trust units offered in this prospectus. We will not receive any part of the proceeds from this offering.

     The selling unitholders may sell their trust units directly or through one or more broker-dealers on the Nasdaq National Market, Toronto Stock Exchange or on any securities exchange or automated quotation system on which our trust units may then be listed or traded, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market price or at negotiated prices. The selling unitholders are restricted from selling their trust units on the Toronto Stock Exchange for a period of four months from the closing of this offering. Please see "Plan of Distribution" beginning on page 19 for more information.

     We will pay all expenses to register the trust units, except that the selling unitholders will pay any underwriting commissions and expenses, brokerage fees, transfer taxes and the fees and expenses of their attorneys and other experts.

     Our trust units are quoted on the Nasdaq National Market and trade under the symbol "EENC" and on the Toronto Stock Exchange under the symbol "ENT." On April 29, 2004, the last reported sale price of our trust units was US$12.52 per unit on the Nasdaq National Market and Cdn.$17.25 per unit on the Toronto Stock Exchange.

      Investing in our trust units involves risks. See "Risk Factors" beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2004

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of any securities covered by this prospectus.

Exchange Rate Information

We publish our consolidated financial statements in Canadian dollars. In this prospectus, except where otherwise indicated, all dollar amounts are stated in Canadian dollars. References to "$" or "Cdn.$" are to Canadian dollars and references to "US$" are to U.S. dollars. The following table sets forth for each period indicated the period end exchange rates for conversion of U.S. dollars to Canadian dollars, the average exchange rates on the last day of each month during such period and the high and low exchange rates during such period. These rates are based on the noon buying rate in New York City, expressed in U.S. dollars, for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are presented as Canadian dollars per $1.00. On March 31, 2004, the noon buying rate was US$1.00 equals Cdn.$1.3081 and the inverse noon buying rate was Cdn.$1.00 equals US$0.7648.

	2003	2002	2001	2000	1999
End of period	0.7738	0.6344	0.6285	0.6669	0.6918
Average for the period	0.7139	0.6372	0.6456	0.6732	0.6691
High during the period	0.7738	0.6656	0.6714	0.6969	0.6935
Low during the period	0.6349	0.6175	0.6227	0.6410	0.6464

    U.S. Dollar/Canadian Exchange Rates for Previous Six Months

	October 2003	November 2003	December 2003	January 2004	February 2004	March 2004
High	0.7680	0.7731	0.7747	0.7883	0.7650	0.7659
Low	0.7371	0.7440	0.7447	0.7481	0.7398	0.7357

ENTERRA ENERGY TRUST

Our business

We operate in Canada as an oil and gas income trust. Our current production is approximately 6,500 to 7,000 barrels of oil equivalent per day and our established reserves (including the January 2004 purchase of properties in East Central Alberta) are approximately 12 million barrels of oil equivalent. We pay a monthly distribution to our unitholders. This distribution amount was set at US$0.10 for the first three distributions and was recently increased to US$0.11 for the March 2004 distribution (which was paid on April 15, 2004). Our growth will come mainly from future acquisition of properties to replenish our reserves. These acquisitions will be financed in part with additional debt and with the issuance of trust units.

Business Strategy

Our business strategy is to grow our reserves and distributions by acquiring properties which provide additional production and potential for development upside. We are focused on per unit growth. We will finance acquisitions with both debt and equity, the optimal mix being one which minimizes unitholders’ dilution while maintaining a strong balance sheet. Our ability to replace and grow our reserves over time is the key success factor in our business strategy.

Properties

Our core areas included the Peace River Arch area of Alberta, Central Alberta and East Central Alberta. We also have a large inventory of prospects, the development of which could significantly increase the size of our existing production and reserve base.

Our executive offices are located at Suite 2600, 500 – 4th Avenue S.W. Calgary, Alberta, Canada T2P2V6 and our telephone number is (403) 263-0262. Our website address is www.enterraenergy.com. Information contained on our website does not constitute a part of this prospectus.

RECENT DEVELOPMENTS

On November 28, 2003, Enterra Energy Corp. ("Old Enterra") was reorganized as an income trust and became a wholly owned, subsidiary of Enterra Energy Trust. In the reorganization, each outstanding Old Enterra common share was exchanged for two trust units of the Trust or, with respect to certain Canadian holders, two exchangeable shares of a special purpose, wholly owned Canadian subsidiary of the Trust.

On December 23, 2003 we signed a purchase and sale agreement for the acquisition of several properties in East Central Alberta for approximately US$15,000,000 (Cdn.$20,000,000). The transaction was completed on January 30, 2004. The properties include 51,943 net acres and produce approximately 1,800 barrels of oil equivalent a day, consisting of 1,600 barrels a day of oil and 1,200 metric cubic feet a day of natural gas.

In January 2004 Glickenhaus & Co., a registered investment advisor, committed to purchase 1,650,000 trust units at US$10.00 per unit for total U.S. proceeds to us of US$16,500,000 (Cdn.$22,065,605). We have agreed that that Glickenhaus will pay us on our delivering to it registered trust units. We expect to file a registration statement on Form F-3 to register these trust units.

In February 2004 we completed a private placement of 1,049,400 trust units at US$11.25 per unit for total U.S. net proceeds of US$11,215,463 (Cdn.$14,998,546).

RISK FACTORS

Set out below are certain risk factors that could materially adversely affect our cash flow, operating results, financial condition or the business of our operating subsidiaries. Investors should carefully consider these risk factors and the other information in this prospectus and our filings with the Securities and Exchange Commission incorporated by reference in this prospectus, before making investment decisions involving our trust units.

Risks Related to the Offering

The trust units being registered represent a significant overhang on the market for our trust units and may depress the market price of our trust units.

Following the effective date of this registration statement, up to 1,049,400 additional trust units will be eligible for resale to the public, or 5.3% of our total trust units outstanding. Upon the registration of the January 2004 private placement of trust units to Glickenhaus & Co., up to 1,650,000 additional trust units will also be eligible for resale to the public, or an additional 7.6% of our total trust units outstanding. These trust units represent a significant overhang on the market for our securities. If a substantial number of trust units in this overhang were sold in a short period of time, any market for our trust units could be dramatically depressed which will result in a reduction of the value of your investment.

Risks Related to Our Business

Our results of operations and financial condition are dependent on the prices received for our oil and natural gas production.

Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond our control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Any decline in crude oil or natural gas prices may have a material adverse effect on our operations, financial condition, borrowing ability, reserves and the level of expenditures for the development of oil and natural gas reserves. Any resulting decline in our cash flow could reduce distributions.

We use financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices. To the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase. In addition, our commodity hedging activities could expose us to losses. Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed. Furthermore, we cannot guarantee that such hedging transactions will fully offset the risks of changes in commodities prices.

In addition, we regularly assess the carrying value of our assets in accordance with Canadian generally accepted accounting principles under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of our assets could be subject to downward revision.

An increase in operating costs or a decline in our production level could have a material adverse effect on our results of operations and financial condition and, therefore, could reduce distributions to unitholders as well as affect the market price of the trust units.

Higher operating costs for our underlying properties will directly decrease the amount of cash flow received by the Trust and, therefore, may reduce distributions to our unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labor costs are a few of the operating costs that are susceptible to material fluctuation.

The level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control. A significant decline in our production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to unitholders.

Distributions may be reduced during periods in which we make capital expenditures or debt repayments using cash flow, which could also affect the market price of our trust units.

To the extent that we use cash flow to finance acquisitions, development costs and other significant expenditures, the net cash flow that the Trust receives that is available for distribution to unitholders will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

The board of directors of Enterra has the discretion to determine the extent to which cash flow from Enterra will be allocated to the payment of debt service charges as well as the repayment of outstanding debt, including under the credit facility. Funds used for such purposes will not be payable to the Trust. As a consequence, the amount of funds retained by Enterra to pay debt service charges or reduce debt will reduce the amount of cash available for distribution to unitholders during those periods in which funds are so retained.

A decline in our ability to market our oil and natural gas production could have a material adverse effect on production levels or on the price that we received for our production which, in turn, could reduce distributions to unitholders as well as affect the market price of our trust units.

Our business depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline, which could reduce distributions to our unitholders.

Fluctuations in foreign currency exchange rates could adversely affect our business, and could affect the market price of our trust units as well as distributions to unitholders.

The price that we receive for a majority of our oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that we receive in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price. We could be subject to unfavorable price changes to the extent that we have engaged, or in the future engage, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

If we are unable to acquire additional reserves, the value of our trust units and distributions to unitholders may decline.

We do not actively explore for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development, exploitation and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our success in exploiting existing properties and acquiring additional reserves. We also distribute the majority of our net cash flow to unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional trust units, become limited or unavailable on commercially reasonable terms, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to unitholders will be reduced.

Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of our trust units and in a reduction in cash available for distributions to unitholders.

Actual reserves will vary from reserve estimates, and those variations could be material, and affect the market price of our trust units and distributions to unitholders.

The reserve and recovery information contained in the independent engineering report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") relating to Enterra's 2003 reserves is only an estimate and the actual production and ultimate reserves from our properties may be greater or less than the estimates prepared by McDaniel.

The value of our trust units depends upon, among other things, the reserves attributable to our properties. Estimating reserves is inherently uncertain. Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material. The reserve figures contained herein are only estimates. A number of factors are considered and a number of assumptions are made when estimating reserves. These factors and assumptions include, among others:

  historical production in the area compared with production rates from similar producing areas;

  future commodity prices, production and development costs, royalties and capital expenditures;

  initial production rates;

  production decline rates;

  ultimate recovery of reserves;

  success of future development activities;

  marketability of production;

  effects of government regulation; and

  other government levies that may be imposed over the producing life of reserves.

Reserve estimates are based on the relevant factors, assumptions and prices on the date the relevant evaluations were prepared. Many of these factors are subject to change and are beyond our control. If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

If we expand our operations beyond oil and natural gas production in western Canada, we may face new challenges and risks.

If we were unsuccessful in managing these challenges and risks, our results of operations and financial condition could be adversely affected, which could affect the market price of our trust units and distributions to unitholders.

Our operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present challenges and risks that we have not faced in the past. If we do not manage these challenges and risks successfully, our results of operations and financial condition could be adversely affected.

In determining the purchase price of acquisitions, we rely on both internal and external assessments relating to estimates of reserves that may prove to be materially inaccurate. Such reliance could adversely affect the market price of our trust units and distributions to unitholders.

The price we are willing to pay for reserve acquisitions is based largely on estimates of the reserves to be acquired. Actual reserves could vary materially from these estimates. Consequently, the reserves we acquire may be less than expected, which could adversely impact cash flows and distributions to unitholders. An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods and approaches than those of our engineers, and these initial assessments may differ significantly from our subsequent assessments.

Some of our properties are not operated by us and, therefore, results of operations may be adversely affected by the failure of third-party operators, which could affect the market price of our trust units and distributions to unitholders.

The continuing production from a property, and to some extent the marketing of that production, is dependent upon the ability of the operators of those properties. At December 31, 2003, approximately •% of our daily production was from properties operated by third parties. To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, our revenue may be reduced. Third party operators also make estimates of future capital expenditures more difficult.

Further, the operating agreements which govern the properties not operated by us typically require the operator to conduct operations in a good and "workmanlike" manner. These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners, such as unitholders, for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or willful misconduct.

Delays in business operations could adversely affect distributions to unitholders and the market price of our trust units.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

  restrictions imposed by lenders;

  accounting delays;

  delays in the sale or delivery of products;

  delays in the connection of wells to a gathering system;

  blowouts or other accidents;

  adjustments for prior periods;

  recovery by the operator of expenses incurred in the operation of the properties; or

  the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to unitholders in a given period and expose us to additional third party credit risks.

We may, from time to time, finance a significant portion of our operations through debt. Our indebtedness may limit the timing or amount of the distributions that are paid to unitholders, and could affect the market price of our trust units.

The payments of interest and principal, and other costs, expenses and disbursements to our lenders reduces amounts available for distribution to unitholders. Variations in interest rates and scheduled principal repayments could result in significant changes to the amount of the cash flow required to be applied to the debt before payment of any amounts to the unitholders. The agreements governing our credit facility provide that if we are in default under the credit facility, exceed certain borrowing thresholds or fail to comply with certain covenants, we must repay the indebtedness at an accelerated rate, and the ability to make distributions to unitholders may be restricted.

Our lenders have been provided with a security interest in substantially all of our assets. If we are unable to pay the debt service charges or otherwise commit an event of default, such as bankruptcy, our lenders may foreclose on and sell the properties. The proceeds of any sale would be applied to satisfy amounts owed to the creditors. Only after the proceeds of that sale were applied towards the debt would the remainder, if any, be available for distribution to unitholders.

Our current credit facility and any replacement credit facility may not provide sufficient liquidity.

The amounts available under our existing credit facility may not be sufficient for future operations, or we may not be able to obtain additional financing on economic terms attractive to us, if at all. Our current credit facility consists of a revolving operating demand loan. Repayment of all outstanding amounts may be demanded at any time. If this occurs, we may need to obtain alternate financing. Any failure to obtain suitable replacement financing may have a material adverse effect on our business, and distributions to unitholders may be materially reduced.

We have a working capital deficiency at December 31, 2003; our credit facilities can be called at any time. Any material change in our liquidity could impair our ability to pay dividends and could adversely affect the value of your investment.

Our credit facilities are classified as a short-term liability on our balance sheet as they are on a demand basis and may be called at any time. Accordingly, at December 31, 2003, we had a working capital deficiency of $ 38.2 million, which means our current liabilities exceeded our current assets by that amount.

Our assets are highly leveraged. Any material change in our liquidity could impair our ability to pay dividends and could adversely affect the value of your investment.

We carry a high amount of debt relative to our assets. A decrease in the amount of our production or the price we receive for it could make it difficult for us to service our debt or may cause the bank that issued our loan to determine that our assets are insufficient security for our bank debt.

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than we do. Some of these organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of our competitors may have greater and more diverse competitive resources to draw on than we do. Given the highly competitive nature of the oil and natural gas industry, this could adversely affect the market price of our trust units and distributions to unitholders.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others. We cannot fully protect against all of these risks, nor are all of these risks insurable. We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. Any costs incurred to repair these damages or pay these liabilities would reduce funds available for distribution to unitholders.

The operation of oil and natural gas wells could subject us to environmental claims and liability.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A breach of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. For example, the 1997 Kyoto Protocol to the United Nation's Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December, 2002 and will require, among other things, significant reductions in greenhouse gases. The impact of the Kyoto Protocol on us is uncertain and may result in significant additional costs (future) for our operations. Although we record a provision in our financial statements relating to our estimated future environmental and reclamation obligations, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms.

Accordingly, our properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons. Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of cash flow and, therefore, will reduce the amounts available for distribution to unitholders. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Lower crude oil and natural gas prices increase the risk of ceiling limitation write-downs. Any write-downs could materially affect the value of your investment.

All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost centre representing Enterra’s activity which is undertaken exclusively in Canada. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Proceeds from the disposal of properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a major change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers. Units of natural gas are converted into barrels of equivalents on a relative energy content basis. Capitalized costs, net of accumulated depletion and depreciation, are limited to estimated future net revenues from proven reserves, based on year-end prices, undiscounted, less estimated future abandonment and site restoration costs, general and administrative expenses, financing costs and income taxes. Estimated future abandonment and site restoration costs are provided for over the life of proven reserves on a unit-of-production basis. The annual charge is included in depletion and depreciation expense and actual abandonment and site restoration costs are charged to the provision as incurred. The amounts recorded for depletion and depreciation and the provision for future abandonment and site restoration costs are based on estimates of proven reserves and future costs. The recoverable value of capital assets is based on a number of factors including the estimated proven reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and the impact on financial statements of future periods could be material.

We perform a cost recovery ceiling test which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using year-end prices or average prices in that year, if appropriate. In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes. Under U.S. GAAP, companies using the "full cost" method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%. Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end. Financing and administration costs are excluded from the calculation under U.S. GAAP. At December 31, 2001 Enterra realized a U.S. GAAP ceiling test write-down of Cdn.$17,500,000, after tax. There were no such write-downs required at December 31, 2002 or 2003.

The risk that we will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile. We may experience additional ceiling test write-downs in the future.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized and, as a result, distributions to unitholders may be reduced.

Aboriginal Land Claims

The economic impact on us of claims of aboriginal title is unknown. Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. We are unable to assess the effect, if any, that any such claim would have on our business and operations.

Changes in tax and other laws may adversely affect unitholders.

Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Trust and unitholders. Tax authorities having jurisdiction over the Trust or the unitholders may disagree with the manner in which we calculate our income for tax purposes or could change their administrative practices to our detriment or the detriment of unitholders. The Department of Finance (Canada) has indicated that it will continue to evaluate the development of the income trust market as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. Accordingly, changes in this area are possible.

Income Tax Matters

On October 31, 2003, the Department of Finance (Canada) released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes for taxation years commencing after 2004. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. If such proposed amendments were enacted and successfully invoked by the CCRA against the Trust or a subsidiary entity, it could materially adversely affect the amount of distributable cash available. However, Enterra believes that it is reasonable to expect the Trust and each subsidiary entity to produce a cumulative profit over the expected period that the business will be carried on.

Expenses incurred by Enterra are only deductible to the extent they are reasonable. Although the Trust is of the view that all expenses to be claimed by the Trust and its subsidiary entities should be reasonable and deductible, there can be no assurance that CCRA will agree. If CCRA were to successfully challenge the deductibility of such expenses, the return to unitholders may be adversely affected.

The Trust Indenture provides that an amount equal to the taxable income of the Trust will be payable each year to unitholders in order to reduce the Trust’s taxable income to zero. Where in a particular year, the Trust does not have sufficient available cash to distribute such an amount to unitholders, the Trust Indenture provides that additional trust units must be distributed to unitholders in lieu of cash payments. unitholders will generally be required to include an amount equal to the fair market value of those trust units in their taxable income, notwithstanding that they do not directly receive a cash payment.

As noted above, the Department of Finance (Canada) has indicated that it will continue to evaluate the development of the income trust market as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. Accordingly, changes in this area are possible. Such changes could result in the income tax considerations described under the heading "Canadian Federal Income Tax Considerations" being materially different in certain respects.

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws.

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

  The Trust would be taxed on certain types of income distributed to unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some unitholders, particularly unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

  The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

  Trust units held by unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of trust units held by them.

  The trust units would not constitute qualified investments for Registered Retirement Savings Plans, or "RRSPs", Registered Retirement Income Funds, or "RRIFs", Registered Education Savings Plans, or "RESPs", or Deferred Profit Sharing Plans, or "DPSPs". If, at the end of any month, one of these exempt plans holds trust units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the trust units at the time the trust units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified trust units would be subject to taxation on income attributable to the trust units. If an RESP holds non-qualified trust units, it may have its registration revoked by the Canada Customs and Revenue Agency.

In addition, we may take certain measures in the future to the extent we believe them necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of trust units.

Rights as a unitholder differ from those associated with other types of investments.

The trust units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Trust or Enterra. The trust units represent an equal fractional beneficial interest in the Trust and, as such, the ownership of the trust units does not provide unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring "oppression" or "derivative" actions. The unavailability of these statutory rights may also reduce the ability of unitholders to seek legal remedies against other parties on our behalf.

The trust units are also unlike conventional debt instruments in that there is no principal amount owing to unitholders. The trust units will have minimal value when reserves from our properties can no longer be economically produced or marketed. unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment and the distributions received over the life of the investment may not meet or exceed the initial capital investment.

Changes in market-based factors may adversely affect the trading price of our trust units.

The market price of our trust units is primarily a function of anticipated distributions to unitholders and the value of our properties. The market price of our trust units is therefore sensitive to a variety of market based factors, including, but not limited to, interest rates and the comparability of our trust units to other yield oriented securities. Any changes in these market-based factors may adversely affect the trading price of the trust units.

Our operations are entirely independent from the unitholders and loss of key management and other personnel could impact our business.

Unitholders are entirely dependent on the management of Enterra with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to our oil and natural gas properties and the administration of the Trust. The loss of the services of key individuals who currently comprise the management team could have a detrimental effect on the Trust. Investors should carefully consider whether they are willing to rely on the existing management before investing in the trust units.

There may be future dilution.

One of our objectives is to continually add to our reserves through acquisitions and through development. Since we do not reinvest a material portion of our cash flow, our success is, in part, dependent on our ability to raise capital from time to time by selling additional trust units. Unitholders will suffer dilution as a result of these offerings if, for example, the cash flow, production or reserves from the acquired assets do not reflect the additional number of trust units issued to acquire those assets. Unitholders may also suffer dilution in connection with future issuances of trust units to effect acquisitions.

There may not always be an active trading market for the trust units.

While there is currently an active trading market for our trust units in the United States and Canada, we cannot guarantee that an active trading market will be sustained.

The limited liability of unitholders is uncertain.

Due to uncertainties in the law relating to investment trusts, there is a risk that a unitholder could be held personally liable for obligations of the Trust in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Although every written contract or commitment of the Trust must contain an express disavowal of liability of the unitholders and a limitation of liability to Trust property, such protective provisions may not operate to avoid unitholder liability. Notwithstanding attempts to limit unitholder liability, unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Trust has agreed to indemnify and hold harmless each unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by the unitholder resulting from or arising out of that unitholder not having limited liability, the Trust cannot guarantee that any assets would be available in these circumstances to reimburse unitholders for any such liability.

The redemption rights of unitholders is limited.

Unitholders have a limited right to require the Trust to repurchase their trust units, which is referred to as a redemption right. It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. The Trust's ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Taxation of Enterra

Enterra is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust on the Note and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Enterra are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Enterra intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with its income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses, if any. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of Enterra, then cash taxes would be payable by Enterra. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense relating to the Note. If such a challenge were to succeed against Enterra, it could materially adversely affect the amount of cash flow available for distribution to unitholders.

Further, interest on the Note accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment and are difficult to integrate into our business. Any of these events could result in a material change in our liquidity, impair our ability to pay dividends and could adversely affect the value of your investment.

A component of future growth will depend on the ability to identify, negotiate, and acquire additional companies and assets that complement or expand existing operations. However we may be unable to complete any acquisitions, or any acquisitions we may complete may not enhance our business. Any acquisitions could subject us to a number of risks, including:

  diversion of management's attention;

  inability to retain the management, key personnel and other employees of the acquired business;

  inability to establish uniform standards, controls, procedures and policies;

  inability to retain the acquired company's customers;

  exposure to legal claims for activities of the acquired business prior to acquisition; and inability to integrate the acquired company and its employees into our organization effectively.

Since we are a Canadian company and most of our assets and key personnel are located in Canada, you may not be able to enforce a U.S. judgment for claims you may bring against us, our assets, our key personnel or many of the experts named in this prospectus. This may prevent you from receiving compensation to which you would otherwise be entitled.

We have been organized under the laws of Alberta, Canada and all of our assets are located outside the U.S. In addition, a majority of the members of our Board of Directors and our officers and many of the experts named in this prospectus are residents of countries other than the U.S. As a result, it may be impossible for you to effect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus the documents we file with, or furnish to, them, which means that we can disclose important information to you by referring you to these documents. The information that we incorporate by reference into this prospectus forms a part of this prospectus, and information that we file later with the SEC automatically updates and supersedes any information in this prospectus. We incorporate by reference into this prospectus the documents listed below:

  the description of our trust units contained in our amendment to our registration statement on Form 8-A12G/A dated November 28, 2003;

  the proxy related to our reorganization as a income trust filed under Form 6-K dated October 31, 2003;

  Form 6-K dated January 16, 2004 disclosing the private placement of 1,650,000 trust units with Glickenhaus & Co.; and

  Form 6-K dated March 12, 2004 disclosing the private placement of 1,049,400 trust units.

  our Annual Report on Form 20-F for the year ended December 31, 2003 dated April 27, 2004;

  Form 6-K dated April 30, 2004 disclosing audited financial statements and pro forma information regarding the acquisition of several properties in East Central Alberta.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the trust units offered by this prospectus are incorporated by reference into this prospectus and form a part of this prospectus from the date of filing or furnishing of these documents. Any documents that we furnish to the SEC on Form 6-K subsequent to the date of this prospectus will be incorporated by reference into this prospectus only to the extent specifically set forth in the Form 6-K.

Any statement contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus, modifies or supersedes that statement. The modifying or superseding statement does not need to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Upon request, we will provide, without charge, to each person who receives this prospectus, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to our Secretary at Suite 2600, 500 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 2V6. Our telephone number is (403) 263-0262.

Special Note Regarding Forward-Looking Statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in "Risk Factors" and elsewhere in this prospectus.

Other sections of this prospectus may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We received a total of US$11,215,463 (Cdn.$14,998,546) from the private placement of 1,049,000 trust units in February 2004. We have agreed to pay all expenses in connection with the registration of the trust units offered by the selling unitholders. Normal underwriting commissions and brokers fees, however, as well as any applicable transfer taxes and other selling expenses, are payable by the selling unitholders. We will not receive any additional proceeds from trust units being sold under this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003. Our capitalization is presented:

  on an actual basis;

  on a pro forma basis to reflect the private placement of 1,650,000 trust units on January 16, 2004 for U.S.$ 10.00 per unit and the private placement of 1,049,400 trust units on February 20, 2004 for U.S.$11.25 per unit. The closing of the January 16, 2004 private placement is pending our delivery of registered trust units.

(Cdn.$’s)	December 31, 2003
	Actual	Pro Forma
		(unaudited)
Debt:
Bank indebtedness	$ 33,959,733	$ -
Current portion of long-term debt	782,930	782,930
Total short-term debt	$ 34,742,663	782,390

Long-term debt	$ 3,385,618	$ 3,385,618
Unitholders’ equity:
Trust units, no par value: unlimited units authorized, 18,955,960 issued and outstanding (actual) and 21,655,360 (pro forma)	$ 32,838,163	$ 69,902,314
Exchangeable shares: 1,995,596 issued and outstanding (actual and pro forma)	3,457,050	3,457,050
Accumulated earnings	13,937,025	13,937,025
Accumulated distributions	(2,451,402)	(2,451,402)
Total unitholders’ equity	47,780,836	84,844,987
Total capitalization	$ 85,909,117	$ 89,013,535

The information provided in the table above does not include the following:

  920,000 trust units issuable upon exercise of outstanding employee trust options; and

  1,245,000 trust units reserved for future issuance under our Trust Unit Option Plan.

DIVIDEND POLICY

Prior to our reorganization as an income trust in November, 2003 we did not declare any dividends on our common stock. In December 2003 we adopted a policy of monthly distributions for unitholders. This distribution amount was set at US$0.10 for the first three distributions and was recently increased to US$0.11 for the March 2004 distribution (which was paid on April 15, 2004).

It is our intention to provide all unitholders with monthly cash distributions. However, the availability of cash flows for the payment of distributions will at all times be dependant upon a number of factors, including resource prices, production rates and reserve growth and we cannot assure that cash flows will be available for distribution to unitholders in the amounts anticipated or at all.

MARKET PRICE HISTORY OF COMMON SHARES AND TRUST UNITS

On November 28, 2003 the business of Old Enterra was reorganized as an income trust. In conjunction with this reorganization holders of Enterra Energy Corp. common stock received two trust units for each share of common stock held or non-registered exchangeable shares convertible into an equal number of trust units. All historical information before November 28, 2003 in the following tables has been restated to reflect this exchange.

Old Enterra's shares commenced trading on the TSX Venture Exchange ("TSXV") under the symbol "WLX" during the quarter ended September 30, 1998. Our shares traded on the National Quotation Bureau's pink sheets ("Pink Sheets") under the symbol "WLKSF" from April 26, 2000 to January 10, 2001 when the shares commenced trading on the Nasdaq SmallCap Market under the symbol "EENC" and under the symbol "ENT" on the TSX Venture Exchange ("TSX"). On May 21, 2003 the shares commenced trading on the Nasdaq National Market under the symbol "EENC." On June 20, 2003 the shares commenced trading on the Toronto Stock Exchange under the symbol "ENT". Following our reorganization as an income trust in November 2003 our trust units commenced trading on the Nasdaq National Market and Toronto Stock Exchange under the same symbols as the common stock which was retired as a result of the reorganization.

The following table sets forth the bid prices, in Canadian or U.S. dollars, as reported by the TSXV, TSX and NASDAQ National and SmallCap Markets/pink sheets, for the periods shown, as restated for periods prior to November 28, 2003 to reflect the 2:1 conversion from common shares to trust units.

	Toronto Stock Exchange/TSX Venture Exchange (Cdn. $’s)		Nasdaq SmallCap Market/Pink Sheets (U.S. $’s)		Nasdaq National Market (U.S. $’s)
Five most recent full fiscal years:	High	Low	High	Low	High	Low
Year ended December 31, 2003	14.10	4.995	7.75	3.245	10.91	4.625
Year ended December 31, 2002	5.75	1.30	3.75	0.735	n/a	n/a
Year ended December 31, 2001	3.75	1.15	2.405	0.825	n/a	n/a
Year ended December 31, 2000	3.90	2.225	2.305	1.705	n/a	n/a
Year ended December 31, 1999	0.525	0.205	n/a	n/a	n/a	n/a
Year ended December 31, 2003:
Quarter ended December 31, 2003	14.10	5.775	n/a	n/a	10.91	4.625
Quarter ended September 30, 2003	12.935	8.54	n/a	n/a	9.625	6.00
Quarter ended June 30, 2003	10.25	8.925	7.75	4.045	n/a	n/a
Quarter ended March 31, 2003	7.00	4.995	4.75	3.245	n/a	n/a
Year ended December 31, 2002:
Quarter ended December 31, 2002	5.75	3.00	3.75	1.90	n/a	n/a
Quarter ended September 30, 2002	3.225	2.30	2.095	1.475	n/a	n/a
Quarter ended June 30, 2002	2.745	2.135	1.74	1.125	n/a	n/a
Quarter ended March 31, 2002	2.48	1.30	1.165	0.735	n/a	n/a
Year ended December 31, 2001:
Quarter ended December 31, 2001	1.875	1.15	1.195	0.825	n/a	n/a
Quarter ended September 30, 2001	2.50	1.375	1.70	0.875	n/a	n/a
Quarter ended June 30, 2001	3.225	2.35	2.125	1.39	n/a	n/a
Quarter ended March 31, 2001	3.75	2.5	2.405	1.61	n/a	n/a
Six most recent months ended:
November 2003	14.10	6.25	n/a	n/a	10.91	4.75
December 2003	7.54	5.775	n/a	n/a	5.815	4.625
January 2004	8.625	6.505	n/a	n/a	6.295	5.05
February 2004	8.90	7.87	n/a	n/a	6.70	5.825
March 2004	20.78	17.00	n/a	n/a	16.19	12.69
April 2004 (through April 29)	20.70	16.05	n/a	n/a	15.87	11.02

DESCRIPTION OF CAPITALIZATION

Trust Units

An unlimited number of trust units may be created and issued pursuant to our trust indenture. Each trust unit entitles the holder thereof to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from us, including net income, net realized capital gains or other amounts, and in our net assets in the event of termination or winding up of our business. All trust units rank among themselves equally and ratably without discrimination, preference or priority. Each trust unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require us to redeem any or all of the trust units held by such holder.

Exchangeable Shares

In conjunction with our reorganization we issued exchangeable shares that are intended to be the economic equivalent of trust units. We issued a total of 2,000,000 exchangeable shares.

The exchangeable shares are convertible at any time into trust units at the option of the holder based on an exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the trust units divided by the ten day weighted average unit price preceding the distribution payment date. From November 25 to December 31, 2003, a total of 4,404 exchangeable shares were converted into 4,404 trust units at the exchange ratio of 1:1 prevailing at the time. Cash distributions are not paid on the exchangeable shares. On the third anniversary of the issuance of the exchangeable shares, subject to our extension or, at our option at any time when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000, the exchangeable shares will be redeemed for trust units based upon the exchange ratio in effect on the redemption date. The exchangeable shares are not listed for trading on an exchange.

Ownership Restrictions

There is no law or government decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of trust units, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by our trust indenture on the right of a non-resident to hold or vote our trust units, other than as provided by the Investment Canada Act, the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act. The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," each as defined in the Investment Canada Act. In general, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our trust units is Olympia Trust Company at its principal offices in Calgary and Toronto, Canada.

SELLING UNITHOLDERS

In February 2004 we sold an aggregate of 1,049,400 trust units to a group of investors pursuant to Regulation D promulgated under the Securities Act of 1933. Purchasers have represented to us that they were accredited investors within the meaning of the U.S. federal securities laws.

We will not receive any of the proceeds from the sale of these securities by the selling unitholders listed below.

The following tables set forth information regarding the units owned of record and beneficially as of April 30, 2004 by each selling unitholder. The selling unitholders are not required, and may choose not, to sell any of their units. None of the selling unitholders is an officer, director or other affiliate of Enterra.

Name of selling unitholder	Trust units being offered	Percentage of trust units outstanding
Alza Corporation Retirement Plan (1)	45,000	*
City of Milford Pension & Retirement Fund (1)	90,000	*
National Federation of Independent Business Employee Pension Trust (1)	30,000	*
National Federation of Independent Business Corporate Account (1)	25,000	*
Norwalk Employees' Pension Plan (1)	60,000	*
Public Employee Retirement System of Idaho (1)	364,000	1.7%
City of Stamford Firemen's Pension Fund (1)	45,000	*
Asphalt Green, Inc. (1)	10,000	*
Lazar Foundation (1)	10,000	*
Francois deMenil (1)	10,000	*
Donald and Dan-Thanh Devivo (1)	900	*
HBL Charitable Unitrust (1)	8,000	*
Jeanne L. Morency (1)	6,000	*
Psychology Associates (1)	3,000	*
Peter Looram (1)	5,000	*
Meehan Foundation (1)	8,000	*
Domenic J. Mizio (1)	15,000	*
Morgan Trust Co. of the Bahamas Ltd. As Trustee U/A/D 11/30/93 (1)	30,000	*
John Rowan (1)	1,000	*
Susan Uris Halpern (1)	20,000	*
Theeuwes Family Trust, Felix Theeuwes Trustee (1)	10,000	*
William B. Lazar (1)	6,000	*
Robert K. Winters (1)	500	*
Alan B. & Joanne K. Vidinsky 1993 Trust (1)	10,000	*
Helen Hunt (1)	12,000	*
ADW Co II Nominee Partnership (2)	8,200	*
Conrad N. Hilton Foundation (3)	21,700	*
Hyde Park Foundry & Machine Co Pension Plan (4)	1,100	*
Schlumberger Master Pension Trust (5)	50,800	*
Schlumberger Foundation (6)	1,700	*
Enterprise Small Company Growth (7)	38,300	*
Small Co Growth Accumulation Trust, Enterprise Fund (8)	28,200	*
Blass Grandchildren Trust UA DTD 09/12/97 (9)	25,000	*
Gus Blass II (10)	25,000	*
R. Kendall Allen (11)	25,000	*
Total	1,049,400	4.8%
* less than 1%

Notes:

  The percentage of total trust units outstanding is calculated based upon 23,610,956 trust units, including 1,955,596 trust units issuable for exchangeable shares, as of March 31, 2004. Included in this total are 1,650,000 trust units subscribed for in a private placement in January 2004 with final closing pending our delivery of registered trust units.

  Because the selling unitholders may offer all or some of their trust units from time to time, we cannot estimate the number of trust units that will be held by the selling unitholders upon the termination of any particular offering. See "Plan of Distribution."

  To the extent that any of the selling unitholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, "underwriters" within the meaning of the Securities Act.

  The addresses for the selling unitholders are:

(1) c/o Zesiger Capital Group LLC, 320 Park Avenue, New York, NY 10022, Attn: Mary Estabil

(2) Mrs. Susan Witter, Trustee, c/o William D. Witter, Inc., 153 East 53rd St., 51st Floor, New York, NY 10022

(3) Mr. Patrick J. Modugno, VP & CF0, Conrad N. Hilton Foundation, 10100 Santa Monica Blvd., Suite 1000, Los Angeles, CA 90067

(4) Mr. Andrew L. Blaskovich, President, National Roll Company, 400 Railroad Ave., Avonmore, PA 15618

(5) Mr. John Leitch, Manager-Pension & Profit Sharing Assets, Schlumberger Limited, 153 East 53rd St., 57th Floor, New York, NY 10022

(6) Mr. Arthur Alexander, Schlumberger Foundation, 153 East 53rd St., 57th Floor, New York, NY 10022

(7) Mr. Herbert M. Williamson, Vice President, Enterprise Group of Funds, Atlanta Financial Center, 3343 Peachtree Road, N.E. – Suite 450, Atlanta, GA 30326

(8) Mr. Herbert M. Williamson, Vice President, Enterprise Group of Funds, Atlanta Financial Center, 3343 Peachtree Road, N.E. – Suite 450, Atlanta, GA 30326

(9) Blass Grandchildren's Trust, Patricia B. Blass, Trustee, 16 W. Palisades Drive, Little Rock, AR 72207

(10) Gus Blass II, 16 W. Palisades Drive, Little Rock, AR 72207

(11) R. Kendall Allen, 1800 Old Meadow Road, Apt. 1402, Mclean, VA 22102

PLAN OF DISTRIBUTION

Sales of the trust units covered by this prospectus may be effected from time to time in transactions (which may include block transactions) on the Nasdaq National Market, Toronto Stock Exchange, or other markets on which our trust units are traded, except that the selling unitholders are prohibited from selling their units on the Toronto Stock Exchange until June 20, 2004, a date that is four months from the closing date of the private placement of the units.

Sales may be effected through negotiated transactions, through put or call option transactions relating to the units, through short sales of units, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the selling unitholders has entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their units. The selling unitholders may effect transactions by selling their units directly to purchasers or through broker-dealers, who may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling unitholders and/or the purchasers of the units for whom such broker-dealers may act as agents, or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling unitholders and any broker-dealers who act in connection with the sale of the units might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by such broker-dealers and any profit on the resale of the units sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling unitholder against a number of liabilities, including liabilities arising under the Securities Act. The selling unitholders may agree to indemnify any agent, dealer or broker-dealer who participates in transactions involving sales of the securities against the liabilities, including liabilities arising under the Securities Act. As used herein, "selling unitholder" includes affiliates, nominees, distributees, donees and pledgees selling units received from a named selling unitholder after the date of this prospectus.

 Selling unitholders also may resell all or a portion of the units in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of such Rule.

 We have agreed to keep the registration statement, of which this prospectus is a part, effective until all the units covered by this prospectus are sold or can be sold freely under an appropriate exemption from the securities laws of the United States and the states, without limitation.

In order to comply with the applicable state securities laws, the units covered by this prospectus will be offered or sold through registered or licensed brokers or dealers in those states. In addition, in a number of states the units may not be offered or sold unless they have been registered or qualified for sale in such states, or an exemption from such registration or qualification requirement is available and such offering or sale is in compliance therewith.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the units may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person’s completion of participation in a distribution, including stabilization activities in the trust units to effect syndicate covering transactions, to impose penalty bids or to effect passive market making bids. In addition, the selling unitholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rule 10b-5 and, insofar as the selling unitholders are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 thereof, all of which may affect the marketability of the units covered by this prospectus.

We will pay all of the expenses relating to the registration of the units covered by this prospectus except for selling commissions. The following table sets forth expenses payable by us in connection with the registration of the trust units. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	U.S.$	1,822
Legal fees and expenses		50,000
Accounting fees and expenses		25,000
Miscellaneous		3,178
Total	U.S.$	80,000

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") in respect of the acquisition of trust units pursuant this offering generally applicable to purchasers who (i) hold trust units as capital property for purposes of the Tax Act, and (ii) at all material times deal at arm's length, and are not affiliated, with Enterra and New Enterra for purposes of the Tax Act. Generally, trust units will be considered to be capital property to a holder who does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian resident unitholders who might not otherwise be considered to hold their trust units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such trust units treated as capital property.

This summary is not applicable to either a unitholder that is a "financial institution" or a "specified financial institution", as defined for purposes of the Tax Act, or a unitholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Canadian counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA").

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition of trust units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor. Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of trust units having regard to their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a unitholder who, for the purposes of the Tax Act and at all relevant times, is resident, or deemed to be resident, in Canada.

Status of the Trust

Based upon a certificate from New Enterra, the Trust qualifies as a mutual fund trust under the provisions of the Tax Act and the balance of the summary assumes that the Trust will continue to so qualify. [Enterra has also advised Canadian counsel that it intends to apply to the CCRA for the Trust to be registered as a "registered investment" under the Tax Act from inception, and this summary further assumes that the Trust will be so registered.]

The requirements to qualify as a mutual fund trust for purposes of the Tax Act include:

1. the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

2. the Trust must comply on a continuous basis with certain requirements relating to the qualification of the trust units for distribution to the public, the number of unitholders and the dispersal of ownership of trust units. In this regard, there must be at least 150 unitholders, each of whom owns not less than one "block" of trust units having a fair market value of not less than $500. A "block" of trust units means 100 trust units if the fair market value of one trust unit is less than $25; and

3. continuously from the time of its creation, all or substantially all of the Trust's property must consist of property other than property that would be "taxable Canadian property" for purposes of the Tax Act.

The Trust has certain restrictions on its activities and its powers and certain restrictions on the holding of taxable Canadian property, such that it is reasonable to expect that the requirements will be satisfied. However, Canadian counsel can provide no assurances that the requirements will continue to be met.

If the Trust were not to so qualify as a mutual fund trust or were not to be registered as a registered investment from inception, the income tax considerations would in some respects be materially different from those described below.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the Series A Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (ii) all interest on the CT Note that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (iii) the net income of Commercial Trust paid or payable to the Trust in the year and (iv) all amounts in respect of any oil and gas royalties, if any, held by the Trust including any amounts required to be reimbursed to the grantor of the royalty in respect of Crown charges.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of trust units on a five-year, straight-line basis (subject to pro-ration for short taxation years). The Trust may also deduct amounts which become payable by it to unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above and to the extent permitted under the Tax Act. An amount will be considered to have become payable to a unitholder in a taxation year only if it is paid in that year by the Trust or the unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to unitholders in the form of the issuance by the Trust of additional trust units ("Reinvested trust units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of trust units. A redemption of trust units that is effected by a distribution by the Trust to a unitholder of Series A Notes will be treated as a disposition by the Trust of such Series A Notes for proceeds of disposition equal to the fair market value thereof and may give rise to a taxable capital gain to the Trust.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of trust units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

The Trust will apply to be a "registered investment" under the Tax Act from the Trust's inception. It may be eligible to be registered if it is a mutual fund trust, and it may have its registration revoked by the CCRA if it ceases to be a mutual fund trust and did not otherwise qualify for registered investment status. Assuming that the Trust becomes a registered investment, the Trust may be subject to a special tax under Part XI of the Tax Act if it acquires or holds foreign property in excess of the limits provided in the Tax Act or enters into certain agreements to acquire shares of a corporation at a price that may differ from the fair market value of the shares at the time of acquisition. Based on Enterra's certificate as to certain factual matters and the terms of the Trust Indenture, which restrict its investments in foreign property, the Trust will not become liable for such tax.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have material adverse tax consequences for certain unitholders.

Taxation of unitholders

Income from trust units

The income of a unitholder from the trust units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a unitholder.

A unitholder will generally be required to include in computing income for a particular taxation year of the unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested trust units. Provided that appropriate designations are made by Commercial Trust and the Trust, such portion of the Trust's net taxable capital gains and taxable dividends, if any, as are paid or payable to a unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the unitholder for purposes of the Tax Act.

The amount of any net taxable capital gains designated by the Trust to a unitholder will be included in the unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. See "Taxation of Capital Gains and Capital Losses" above. The non-taxable portion of net realized capital gains of the Trust that is paid or becomes payable to a unitholder in a year will not be included in computing the unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a unitholder in a year will generally not be included in the unitholder's income for the year. However, a unitholder is required to reduce the adjusted cost base of the trust units held by such unitholder by each amount payable to the unitholder otherwise than as proceeds of disposition of trust units (except to the extent that the amount either was included in the income of the unitholder or was the unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the unitholder). To the extent that the adjusted cost base of a trust unit is less than zero, the negative amount will be deemed to be a capital gain of a unitholder from the disposition of the trust unit in the year in which the negative amount arises. See "Taxation of Capital Gains and Capital Losses" below.

The amount of dividends designated by the Trust to a unitholder will be subject to, among other things, the gross-up and dividend tax credit provisions for unitholders who are individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual unitholder's liability for alternative minimum tax.

Cost of trust units

The cost to a unitholder of a trust unit will generally include all amounts paid by the unitholder for the trust unit. Reinvested trust units issued to a unitholder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested trust units. This cost will be averaged with the adjusted cost base of all other trust units held by the unitholder as capital property in order to determine the respective adjusted cost base of each trust unit.

Disposition of trust units

Upon the disposition or deemed disposition by a unitholder of a trust unit, whether on a redemption or otherwise, the unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of (i) such unitholder's adjusted cost base of the trust units disposed of, determined immediately before the disposition and (ii) any reasonable costs of disposition. A redemption of trust units in consideration for cash distributed to the unitholder in satisfaction of the Market Redemption Price, or the issuance of a Redemption Note by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such trust units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be. Where trust units are redeemed by the distribution of Series A Notes to the unitholder, the proceeds of disposition to the unitholder of such trust units will generally be equal to the fair market value of the Series A Notes so distributed less any capital gain or income realized by the Trust in connection with such redemption which has been designated by the Trust to the redeeming unitholder.

Where a unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a trust unit, the unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the unitholder, except to the extent that a loss on a previous disposition of a trust unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of trust units. See "Taxation of Capital Gains and Capital Losses" below.

The cost to a unitholder of any Series A Notes distributed to the unitholder by the Trust on a redemption of trust units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon. Such a unitholder will be required to include in income interest on such Series A Notes (including interest that had accrued to the date of distribution of the Series A Notes to the unitholder) in accordance with the provisions of the Tax Act. To the extent that the unitholder is required to include in income any interest that had accrued to the date of distribution of the Series A Notes, an offsetting deduction will be available in computing the unitholder's income from the Trust.

A unitholder will be required to include in income interest on the Redemption Notes in accordance with the provisions of the Tax Act.

A unitholder that is corporation that is throughout a relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and interest.

Tax-Exempt Unitholders

Provided that the Trust qualifies as a "mutual fund trust" or is a "registered investment" for purposes of the Tax Act at a particular time, the trust units will be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust and the Trust's registration as a registered investment under the Tax Act is revoked, the trust units will cease to be qualified investments under the Tax Act for Exempt Plans. Where, at the end of a month, an Exempt Plan holds trust units or other properties that are not qualified investments, the Exempt Plan may, in respect of that month, be required to pay a tax under Part XI.1 of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of trust units. However, where an Exempt Plan receives trust property as a result of a redemption of trust units, some or all of such property may not be qualified investments under the Tax Act for the Exempt Plans and could, as discussed above, give rise to adverse consequences to the Exempt Plans (and, in the case of registered retirement savings plans or registered retirement income funds, to the annuitants thereunder). Accordingly, Exempt Plans that own trust units should consult their own tax advisors before deciding to exercise their redemption rights thereunder.

Based on Enterra's certificate as to certain factual matters, provided that the Trust is a "mutual fund trust" and restricts its holdings of foreign property within the limits provided under the Tax Act (30% based on cost in 2003), or the Trust is a "registered investment" within the meaning of the Tax Act (see "Taxation of the Trust" above), the trust units will not constitute foreign property for Exempt Plans, registered pension funds or plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a "taxable capital gain") realized by a unitholder or a unitholder on the disposition of capital property in a taxation year must be included in the income of the holder for the year, and one half of any capital loss (an "allowable capital loss") realized in a taxation year may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A corporation that is throughout a relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized in the particular taxation year.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a unitholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, trust units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Taxation of the Trust

The tax treatment of the Trust under the Tax Act is as generally described above under "Residents of Canada – Taxation of the Trust". If the Trust ceases to qualify as a mutual fund trust for purposes of the Tax Act, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse tax consequences to certain unitholders.

Taxation of Income from Trust Units

All income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction of such rate under an applicable income tax treaty or convention, whether such income is paid or credited in cash or in Reinvested trust units. See "Residents of Canada – Taxation of the Trust" above. Provided that certain conditions are satisfied, the rate of Canadian withholding tax may be reduced to nil in respect of amounts that are paid or credited by the Trust to a Non-Resident Holder as income of or from the Trust where the amount that can reasonably be regarded as being derived from interest that would not have been subject to Canadian withholding tax under the Tax Act had the interest been paid directly to the Non-Resident Holder instead of to the Trust.

Taxable capital gains realized by the Trust and paid or payable by the Trust in a taxation year to a Non-Resident Holder will generally be deemed to be taxable capital gains of the Non-Resident Holder from the disposition of capital property and may be subject to tax under the Tax Act. See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" above.

The cost to a Non-Resident Holder of a trust unit will generally include all amounts paid by the Non-Resident Holder for the trust unit. Reinvested trust units issued to a Non-Resident Holder as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested trust units for purposes of the Tax Act. This cost will be averaged with the adjusted cost base of all other trust units held by the Non-Resident Holder as capital property in order to determine the respective adjusted cost base of each trust unit.

Disposition of trust units

Upon a redemption of trust units, a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under any applicable tax treaty or convention, of the amount that is the Non-Resident Holder's share of taxable capital gains realized by the Trust as a result of the redemption (other than taxable capital gains that are paid or payable to the Non-Resident Holder by the Trust under the Tax Act) and of any accrued interest on the Series A Notes that is transferred to the Non-Resident Holder on the redemption.

Taxable capital gains realized by the Trust on a disposition of Series A Notes to a Non-Resident Holder on a redemption of trust units, which are paid or payable by the Trust in a taxation year to a Non-Resident Holder will generally be deemed to be taxable capital gains of the Non-Resident Holder from the disposition of capital property and may be subject to tax under the Tax Act. See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" below.

A Non-Resident Holder will be subject to taxation in Canada in respect of a capital gain or capital loss realized on the disposition of trust units only to the extent such units constitute "taxable Canadian property", as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty or convention.

Trust units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own or have an interest in or option in respect of 25% or more of the issued trust units at any time during the 60-month period preceding the particular time (ii) the Trust is a mutual fund trust at the time of the disposition, and (iii) the trust units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of trust units that are not taxable Canadian property will not be subject to tax under the Tax Act on the redemption or disposition of such units.

A Non-Resident Holder whose trust units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such units equal to the amount by which the proceeds of disposition exceeds (or is less than) the aggregate of (i) such unitholder's adjusted cost base of its trust units so redeemed or disposed, determined immediately before the redemption or disposition and (ii) any reasonable costs of disposition. A redemption of trust units in consideration for cash distributed to the Non-Resident Holder in satisfaction of the Market Redemption Price, or the issuance of a Redemption Note by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such trust units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be. Where trust units are redeemed by the distribution of Series A Notes to the Non-Resident Holder, the proceeds of disposition to the Non-Resident Holder of such trust units will generally be equal to the fair market value of the Series A Notes so distributed less any capital gain or income realized by the Trust in connection with such redemption which has been designated by the Trust to the redeeming unitholder.

Where a Non-Resident Holder that is a corporation or a trust (other than a mutual fund trust) disposes of a trust unit, the Non-Resident Holder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the unitholder, except to the extent that a loss on a previous disposition of a trust unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of trust units. See "Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property" below.

The cost to a Non-Resident Holder of any Series A Notes distributed to the Non-Resident Holder by the Trust on a redemption of trust units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon.

Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property

Generally, one half of any capital gain (a "taxable capital gain") realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year must be included in the income of the Non-Resident Holder for the year, and one half of any capital loss (an "allowable capital loss") realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year may be deducted from taxable capital gains realized by the Non-Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

In certain cases where a Non-Resident Holder realizes a capital gain from a disposition of property that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Conversely, the amount of any capital loss resulting from the disposition of such property may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax treaty or convention. unitholders who are Non-Resident Holders are advised to consult with their tax advisors regarding the application of any applicable income tax treaty or convention.

If a Non-Resident Holder disposes of taxable Canadian property, the Non-Resident Holder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

United States Federal Income Tax Considerations

The following summary discusses the material United States federal income tax considerations that are generally applicable to a holder of Enterra common shares and trust units who is a citizen or resident of the United States, who is a corporation, partnership or other entity that is created or organized in or under the laws of the United States, who is subject to United States federal income tax on a net income basis with respect to Enterra common shares or who will be subject to United States federal income tax on a net income basis with respect to trust units that are acquired (a "U.S. Holder'').

This summary does not purport to be a complete description of all of the United States federal income tax considerations that may be relevant to a U.S. Holder. In particular, this summary deals only with U.S. Holders who hold Enterra common shares as a capital asset. This summary does not address the tax treatment of U.S. Holders who are subject to special tax rules. Nor does this summary discuss the United States federal income tax considerations for a partner in a partnership which holds Enterra common shares or trust units.

Flow-through of Items of Income, Gain, Loss, Deduction and Credit

A U.S. holder will include in each of its taxable years its share of our items of income, gain, loss, deduction and credit and certain deductions in respect of depletion for each of our taxable years that ends within or with such U.S. holder's taxable year on its own United States federal income tax return in order to determine its liability for United States federal income tax whether or not we make any distribution to it. Such items of income, gain, loss, deduction and credit will be determined on United States federal income tax principles and will as a general matter retain their character and source as they flow through us to the holders of trust units. The use by a holder of trust units of certain of our items of deduction, loss and credit will be limited as is discussed below.

As a result, a U.S. holder whose taxable year is not the same as our taxable year and who disposes of all of its trust units after the close of its taxable year but before the end of our taxable year will be required to include in income for its then taxable year its share of more than one year of our items of income, gain, loss, deduction and credit. A U.S. Holder's share of our items of income, gain, loss, deduction and credit will, as a general matter, be its percentage interest in us of such items..

Tax Rates and Creditability of Certain Canadian Income Taxes.

As general matter, the character and source of a U.S. holder's share of the items of the income, gain, loss, deduction and credit is determined at our level and flows through us to each such U.S. holder in determining its liability for United States federal income tax including any effect of the alternative minimum tax. Each U.S. holder should consult with its tax advisors as to the impact of holding trust units on its liability for the United States federal income tax and the alternative minimum tax. The rules as to the use of foreign income taxes as credits are complex, the following discussion is only a summary of a portion thereof, and a U.S. holder should discuss these matters with its own tax advisors.

United States Federal Income Tax Rates

A U.S. holder's share of our oil and gas production is treated as ordinary income subject to cost depletion. Such ordinary income is generally subject to the income tax at a maximum rate of 35 percent. Dividends that are received from a foreign corporation are currently subject to the United States federal income tax at a maximum rate of 15 percent under certain conditions. If a U.S. holder who is an individual, then any dividends received would be subject to the United States federal income tax at a maximum rate of 15 percent so long as (i) the shares in respect of which the dividends are paid have been held (subject to certain tolling rules) for more than 60 days during the 120 day period which begins 60 days before the those shares go ex-dividend, (ii) such U.S. holder is not under an obligation to make certain related payments with respect to substantially similar or related property, (iii) we are not either a foreign personal holding company, a foreign investment company or a passive foreign investment company, and (iv) we are eligible for the benefits of the income tax treaty between Canada and the United States. It is likely that the Internal Revenue Service will take the position that such holding period requirement is applied when an individual holds shares indirectly through us to the individual's holding period in trust units.

For a U.S. holder who is an individual, any long-term capital gain that is realized on the sale or other disposition of trust units (including any part of a distribution that is treated as gain on such shares that is a long-term capital gain) would be subject to tax at a maximum rate of 15 percent until the end of 2008 under current law. Each U.S. holder should discuss with its own advisor whether a person whose holding period in us is less than one year can claim such 15 percent tax rate.

Credits for Canadian Income Taxes

As a general matter, any Canadian income taxes that are withheld from distributions are foreign income taxes that, subject to generally applicable limitations under United States law, may be used by a U.S. holder as a credit against its United States federal income tax liability or as a deduction (but only for a taxable year for which such U.S. holder elects to do so with respect to all foreign income taxes). So long as we are a partnership for United States federal income tax purposes, the provisions of Section 901(k) of the Internal Revenue Code should not apply. If we were a corporation for such purposes, then a U.S. Holder would not be able to claim the foreign tax credit with respect to any such Canadian tax that is withheld on a distribution that we made unless such U.S. holder had held the trust units for a minimum period (subject to certain tolling rules) of at least 16 days during the 30 day period beginning on the date which is 15 days before the date on which the trust units went ex-dividend with respect to such dividend or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. It is likely that the Internal Revenue Service will take the position that the holding period requirement that is summarized in the preceding sentence is measured as to an individual partner of us in respect of any Canadian taxes paid by us in respect of dividends that we receive by the holding period in the trust units.

The limitation under United States law on foreign taxes that may be used as credits is calculated separately with respect to specific classes of income or "baskets." That is, the use of foreign taxes that are paid with respect to income in any such basket as a credit is limited to a percentage of the foreign source income in that basket. For such purposes, a U.S. holder's share of our income, gain, loss and deductions is generally in the passive basket if it holds less than 10 percent of the trust units. Its share of the dividends and the income will be from foreign sources, but the amount of foreign source income of an individual is only a fraction of the dividend income that is subject to the 15 percent maximum rate. Under rules of general application, a portion of a U.S. holder's interest expense and other expenses can be allocated to, and thereby reduce, the foreign source income in any basket.

Any gain that is recognized by a U.S. Holder on the sale of a trust unit that is recognized because a distribution thereon is in excess of basis in that security will generally constitute income from sources within the United States for U.S. foreign tax credit purposes and will therefore not increase the ability to use foreign taxes as credits.

Tax Consequences if We are Determined to be a Passive Foreign Investment Company

Although we do not expect to be a passive foreign investment company, or PFIC, it will be a PFIC if either (a) 75 percent or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which it is considered to own 25 percent or more of the shares by value, is passive income (as defined in the pertinent provisions of the Internal Revenue Code or (b) 50 percent or more of its assets (including the pro rata share of the assets of any company in which it is considered to own 25 percent or more of the shares by value), are held for the production of, or produce, passive income. Although we believe that we are not currently a PFIC and do not expect that we will become a PFIC, there is no assurance in that regard.

If we were a PFIC, and a U.S. holder did not make an election to treat it as a qualified electing fund (there is no assurance that it will be able to make such an election) or elect to make a mark-to-market election (again, there is no assurance that it will be able to make such an election) then distributions on our stock that exceed 125 percent of the average distributions received by the U.S. holder in the shorter of the three previous taxable years or the U.S. holder's holding period for the trust units before the taxable year of distribution and the entire amount of gain that is realized by a U.S. holder upon the sale of the trust units would be subject to an additional United States income tax that approximates (and in some cases exceeds) the value of presumed benefit of a deferral of United States income taxation that was available because we are a foreign corporation.

Tax-Exempt Organizations and Other Investors

Ownership of trust units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. We are unable to provide any assurance that the income that we recognize in respect of the royalty or in respect of any of our other assets will not be unrelated business taxable income.

A regulated investment company or "mutual fund" (as such terms are used in the Internal Revenue Code) is required in order to maintain its special status under the Internal Revenue Code to derive 90 percent or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. A significant amount of our gross income may not be any such type of income.

Administrative Matters

Information Returns and Audit Procedures

We expect to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes the unitholder’s share of our income, gain, loss, deduction and credits for the preceding taxable year. In preparing this information, which will not be reviewed by tax counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code Treasury regulations or administrative interpretations of the Internal Revenue Service. Any challenge by the Internal Revenue Service could negatively affect the value of the trust units.

The Internal Revenue Service may audit our federal income tax information returns. Adjustments resulting from an Internal Revenue Service audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of its return. Any audit of a unitholder's return could result in adjustments not related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the Internal Revenue Service and tax settlement proceedings.

The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a one percent profits interest in us to a settlement with the Internal Revenue Service unless that unitholder elects, by filing a statement with the Internal Revenue Service, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least one percent interest in profits or by any group of unitholders having in the aggregate at least a five percent interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the Internal Revenue Service identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest trust units as a nominee for another person are required to furnish to us:

  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  whether the beneficial owner is:

(i) a person that is not a United States person;

(ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii) a tax-exempt entity;

  the amount and description of trust units held, acquired or transferred for the beneficial owner; and

  specific information including the dates of acquisitions and transfers means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on the trust units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the trust units with the information furnished to us.

Registration as a Tax Shelter

The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be a "tax shelter" for such purposes, we have applied to register as a "tax shelter" with the Secretary of the Treasury in light of the substantial penalties that might be imposed if registration is required and not undertaken.

Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the Internal Revenue Service.

We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a trust unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A unitholder must disclose our tax shelter registration number on its tax return on which any deduction, loss or other benefit we generates is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on its return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Reportable Transactions

Certain Treasury regulations require taxpayers to report specific information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in the trust units. Investors should consult their own tax advisor concerning the application of any of these factors to an investment in the trust units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

Other Tax Considerations

Each U.S. holder is urged to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of acquiring and holding the trust units. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the U.S. Securities Act with respect to the trust units described in this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information set forth in that registration statement and its exhibits. For further information with respect to us and our trust units, you should consult the registration statement and its exhibits.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulators of the provinces of Canada. Under the Multi Jurisdictional Disclosure Standards we are permitted to prepare these reports and other information in accordance with the disclosure requirements of Canada, which are different from those of the United States.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal unitholders are exempt from reporting short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

We file annual reports with the SEC on Form 20-F, which includes:

  Management's Discussion and Analysis of Financial Condition and Results of Operations;

  our consolidated financial statements, which have been prepared under Canadian GAAP and reconciled to U.S. GAAP; and

  other information specified by the Form 20-F.

We also furnish the following types of information to the SEC under cover of Form 6-K:

  material information we otherwise make publicly available in reports that we file with regulatory authorities in Canada;
  material information that we file with, and which is made public by, the Toronto Stock Exchange; and
  material information that we distribute to our unitholders in Canada.

You may read and copy any document we file with, or furnish to, the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file or furnish electronically with it.

LEGAL MATTERS

Certain legal matters in conjunction with this offering will be passed upon for us by Resch Polster Alpert & Berger LLP and McCarthy Tetrault LLP, Calgary, Canada.

EXPERTS

The consolidated financial statements of Enterra Energy Trust as of and for the years ended December 31, 2003 and 2002, incorporated in this prospectus by reference from the Company's Annual Report on Form 20-F for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our audited consolidated financial statements for the year ended December 31, 2001, and incorporated by reference in this prospectus have been audited by KPMG LLP, independent accountants, as stated in their report appearing therein and have been so incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statement of revenue and operating expenses of the East Central Alberta Properties incorporated in this prospectus by reference from Enterra Energy Trust's Report of Foreign Issuer on Form 6-K dated April 30, 2004 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

Information not required in prospectus

Item 8.  Indemnification of directors and officers

The Registrant’s by-laws provide the following in accordance with the Business Corporations Act (the "Act") Alberta, Canada.

"The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Business Corporations Act."

"Except as otherwise required by the Business Corporations Act and subject to paragraph 6, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful."

"The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person."

"To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services."

Item 9.  Exhibits

The following exhibits are attached hereto:

 Number    Exhibit

4.1
Specimen trust unit certificate. (1)

5.1
Opinion of McCarthy Tetrault LLP.

23.1
Consent of Deloitte & Touche LLP, Chartered Accountants.

23.2
Consent of KPMG LLP, Chartered Accountants.

23.3
Consent of McCarthy Tetrault LLP (see exhibit 5.1).

23.4
Consent of Resch Polster Alpert & Berger LLP.

(1) Filed as an exhibit to form 8-A/A dated November 28, 2003.

Item 10.  Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial Statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Canada on this 30th day of April 2004.

Enterra Energy Trust
By: Enterra Energy Corp.
Administrator of the Trust
By: /s/ Luc Chartrand
Luc Chartrand
Chief Executive Officer

We, the undersigned directors and officers of Enterra Energy Trust hereby severally constitute and appoint Luc Chartrand, and Reginald J. Greenslade, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on April 30, 2004.

Signature	Title
/s/ Luc Chartrand	Chief Executive Officer, President and Director
Luc Chartrand
/s/Lynn Wiebe	Chief Financial Officer
Lynn Wiebe
/s/Reginald J. Greenslade	Chairman
Reginald J. Greenslade
/s/ H.S. (Scobey) Hartley	Director
H.S. (Scobey) Hartley
/s/ William E. Sliney	Director
William E. Sliney
/s/ Norman W. Wallace	Director
Norman W. Wallace

EXHIBIT INDEX

 Number    Exhibit

4.1
Specimen trust unit certificate.

5.1
Opinion of McCarthy Tetrault LLP.

23.1
Consent of Deloitte & Touche LLP, Chartered Accountants.

23.2
Consent of KPMG LLP, Chartered Accountants.

23.3
Consent of McCarthy Tetrault LLP (see exhibit 5.1).

23.4
Consent of Resch Polster Alpert & Berger LLP.